

News Release – January 19, 2007

TRADING SYMBOL: TORONTO & OSLO: **CRU**   FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: January 19, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

Exploration Update-Drilling Continues to Extend Lefa Orebodies

Resource drilling continues to extend the current Faylala, Lero Karta, Camp de Base and Folokadi orebodies with further intercepts returning results higher than the current resource grades.

Regional drilling has also returned significant incepts for Banora and Siguirini that will result in further additions to the resource ounces at LEFA.

Study commences on potential underground mine to supplement open pit production.

Crew is pleased to announce that the resource drilling from October to December 2006 at the LEFA Corridor Project has continued to provide further encouraging results. Resource drilling has continued to extend Fayalala, Lero Karta, Camp de Base and Folokadi orebodies, with many intercepts returning results higher than the current resource grades.

Drilling also took place outside the immediate LEFA Corridor at Banora and Siguirini with very encouraging results being returned that will certainly add to the current resource inventory at LEFA. An additional structure 600m to the west of Siguirini has also been identified and initial results have proved very encouraging.

Encouragingly, broad zones of high grade mineralisation have continued to be returned at depth from Lero Karta in addition to Lero South. A scoping study has commenced to assess a potential underground operation to extract these resources. Conceptually, this would deliver an additional 60,000 to 80,000 ounces to total annual site production.

Selective results from the October-December 2006 resource drilling program are presented below (full results will be available on www.crewgold.com)

Hole ID	Hole Type	Max depth (m)	Precollar (m)	Depth From (m)	Depth To (m)	Intercept (metres @ grade)
Banora						
BNC0040	RC	102	61.0	66.0		5m @ 5.07 g/t
BNC0043	RC	108		76.0	80.0	4m @ 10.73 g/t
BNC0045	RC	84		30.0	39.0	9m @ 8.52 g/t
BNCD0049	RCDDH	231.1	119.5	181.8	186.8	4.99m @ 2.38 g/t
				198.1	209.0	10.9m @ 2.74 g/t
BNC0055	RC	78		19.0	34.0	15m @ 4.99 g/t
BNC0060	RC	117		105.0	112.0	7m @ 3.54 g/t
BNC0062	RC	78		44.0	51.0	7m @ 2.46 g/t
BNCD0050	RCDDH	167.2	89.5	141.5	146.0	4.5m @ 5.06 g/t
				150.7	159.7	9m @ 2.59 g/t
BNCD0064	RCDDH	221.2	107.5	186.8	191.8	5m @ 3.24 g/t
BNCD0070	RCDDH	146.8	89.5	80.0	83.0	3m @ 13.59 g/t
BNCD0072	RCDDH	148.7	70	61.0	68.0	7m @ 6.67 g/t
				70.5	74.0	3.5m @ 5.33 g/t
Siguirini						
SIRD0040	DDH	100		19.0	32.0	13m @ 11.43 g/t
SIR0239	AC	35		14.0	22.0	8m @ 2.29 g/t
SIR0241	AC	29		16.0	24.0	8m @ 2.59 g/t
SIR0243	AC	32		22.0	28.0	6m @ 2.55 g/t
SIR0319	AC	55		24.0	40.0	16m @ 4.49 g/t
SIR0320	AC	37		18.0	22.0	4m @ 2.16 g/t
SIR0325	AC	49		8.0	18.0	10m @ 1.87 g/t
				26.0	36.0	10m @ 5.16 g/t
SIR0340	AC	35		30.0	34.0	4m @ 3.21 g/t
SIR0341	AC	44		20.0	28.0	8m @ 2.02 g/t
Siguirini West						
SIR0261	AC	90		48	52	4m @ 3.17 g/t
SIR0405	AC	90		18	26	8m @ 3.25 g/t
SIR0413	AC	90		20	42	22m @ 20.32 g/t
SIR0414	AC	90		28	32	4m @ 11.29 g/t
SIR0415	AC	90		6	16	10m @ 3.04 g/t
Fayalala East						
FAC1313	RC	72		57.0	61.0	4m @ 1.58 g/t
FAC1314	RC	80		72.0	77.0	5m @ 4.83 g/t
FACD1303	RCDDH	232.4	140.5	6.0	18.0	12m @ 1.26 g/t
				130.0	133.0	3m @ 4.19 g/t
				144.0	148.0	4m @ 2.98 g/t
				187.5	195.0	7.5m @ 1.07 g/t
				209.0	215.5	6.48m @ 4.61 g/t
FACD1307	RCDDH	152.5	109.4	5.0	10.0	5m @ 1.50 g/t
FACD1321	RCDDH	107.5	95.1	12.0	15.0	3m @ 1.50 g/t
FACD1322	RCDDH		80.8	5.0	8.0	3m @ 1.57 g/t
				28.0	36.0	8m @ 1.98 g/t
FAC1330	RC	100		17.0	31.0	14m @ 2.45 g/t
FACD1308	RCDDH	209.5	80	1.0	10.0	9m @ 0.96 g/t
				124.0	127.0	3m @ 2.58 g/t
				131.0	138.7	7.7m @ 101.20 g/t
				156.0	164.0	8m @ 1.97 g/t

Hole ID	Hole Type	Max depth (m)	Precollar (m)	Depth From (m)	Depth To (m)	Intercept (metres @ grade)
				167.0	170.0	3m @ 2.27 g/t
FACD1327	RCDDH	194	128.7	13.0	19.0	6m @ 1.89 g/t
				72.0	75.0	3m @ 11.00 g/t
FACD1328	RCDDH	233	119.7	0.0	8.0	8m @ 1.52 g/t
				46.0	49.0	3m @ 2.01 g/t
				53.0	56.0	3m @ 6.43 g/t
				211.5	222.7	11.2m @ 4.37 g/t
Folokadi						
FKC0056	RC	152		32.0	36.0	4m @ 2.18 g/t
				40.0	56.0	16m @ 2.77 g/t
				134.0	137.0	3m @ 2.22 g/t
FKC0058	RC	155		27.0	32.0	5m @ 23.67 g/t
FKC0059	RC	126		30.0	44.0	14m @ 2.06 g/t
				59.0	64.0	5m @ 7.13 g/t
FKC0060	RC	124		116.0	124.0	8m @ 8.86 g/t
FKC0061	RC	156		13.0	21.0	8m @ 3.14 g/t
				27.0	31.0	4m @ 1.47 g/t
				52.0	56.0	4m @ 2.31 g/t
FKC0062	RC	154		91.0	99.0	8m @ 4.85 g/t
FKCD0063	RCDDH	176.6	80.5	95.0	98.0	3m @ 3.42 g/t
FKCD0064	RCDDH	170.5	83.5	109.0	113.0	4m @ 1.19 g/t
				123.0	135.6	12.6m @ 1.69 g/t
				140.0	147.4	7.42m @ 2.23 g/t
				155.1	163.0	7.9m @ 6.52 g/t
FKCD0065	RCDDH	176.5	80.5	86.0	89.9	3.9m @ 1.51 g/t
				119.0	125.0	6m @ 3.97 g/t
Camp de Base						
LKCD0998	RCDDH	167.9	90	126.0	133.0	7m @ 4.80 g/t
LKCD0999	RCDDH	187.4	1.5	135.0	157.3	22.3m @ 1.67 g/t
				165.0	172.0	7m @ 2.24 g/t
LKCD1002	RCDDH	172.7	71.5	54.0	57.0	3m @ 12.72 g/t
				156.0	166.0	10m @ 3.42 g/t
LKCD1003	RCDDH	212.2	67.5	49.0	56.0	7m @ 1.51 g/t
				151.0	165.4	14.36m @ 2.28 g/t
LKCD1004	RCDDH	152.9	68.1	27.0	32.0	5m @ 14.39 g/t
				115.0	118.0	3m @ 2.07 g/t
				121.0	128.0	7m @ 4.63 g/t
Lero Karta						
LKCD1020	RCDDH	353.8		255.0	262.0	7m @ 7.84 g/t
LKC1029	RC	102		66.0	71.0	5m @ 2.17 g/t
LKCD104	RCDDH	359.5	119.5	112.0	22.0	10m @ 1.75 g/t
				26.0	30.0	4m @ 10.27 g/t
				42.0	47.0	5m @ 1.58 g/t
				162.7	188.4	25.74m @ 5.49 g/t
				276.6	289.6	13.2m @ 6.98 g/t
LKC1005	RC	108		11.0	14.0	3m @ 17.10 g/t
LKC1006	RC	102		54.0	71.0	17m @ 2.78 g/t
LKCD1020	RCDDH	353.8	113	255.0	262.0	7m @ 7.84 g/t
				283.0	286.0	3m @ 1.85 g/t
				302.0	308.5	6.49m @ 2.49 g/t

During the period a total of 126 RC (reverse circulation percussion) holes for 8,221 metres were drilled, 26 HQ DD (diamond drill) tails for 2,446.6 metres and 90 air core holes for 4,418 metres.

This drilling is summarized in the table below.

	RC	Metres	HQ DD	Metres
Banora	21	1,858	11	909.3
Lero Karta	26	2,891	11	1,273.9
Lero West	53	1,429		
Fayalala	23	1,833	4	263.4
Siguirini	3	210		
Total	**126**	**8,221**	**26**	**244.6**
Siguirini Air Core	90	4,418		

Outlook

As previously announced the Company has now commenced the enlarged exploration program for both the near mine and the regional targets. Four drilling rigs are being used for this upgraded exploration program to ensure that the Company is positioned to double its resource and reserve base over the next two-three year period. Priority is being given to identified targets within a trucking distance of the CIP plant, currently in final commissioning. The Company expects to release soon the annual resource update for the LEFA operation.

Jan Vestrum, President and CEO of Crew stated *"These results from resource extension drilling continue to impress with the recent new holes adding significant potential with extensive widths and higher grades, particularly close to present pit designs. I am confident that adjustments to mine scheduling will enable earlier feeding of higher grade material which should lead to a substantial increase gold output from the plant. Combined with results from the regional program reinforces the Company's confidence it can build a long term production profile for the Lefa operations in excess of 400,000 ounces per year. Crew anticipates that drilling conducted during 2006 will translate into a significant increase in the resource endowment at Lefa. Further, Crew is particularly encouraged from results from regional exploration and the Company is confident that the potential for organic growth at Lefa will enable it to play a significant role to achieve Crew's target of one million ounces annual gold production within the next two to three years."*

Quality Assurance and Control and Qualified Person
All drilling is conducted using industry accepted equipment and procedures for drilling and sampling. All drill intercepts reported in this press release relate to either RC percussion (dry samples, 1m intervals, >75% sample recovery) or NQ/HQ diamond drill core (half core samples, maximum 1m intervals, >95% sample recovery) for Resource definition drilling, all first pass regional exploration drilling is conducted using AC drilling, with follow up using RC. Historically, sampling and assaying of wet RC samples has occurred and this data is flagged in the resource database. A program of confirmatory diamond drilling is ongoing to verify the reliability of this data.

All assay results reported have been determined by 50 gram fire assay, aqua regia digest and atomic absorption spectrometer readings to a detection limit of 0.01 g/t gold by independent assay contractors SGS Siguiri. A check assay program with internationally recognized and certified umpire assay laboratories Genalysis (Perth, Australia) and ALS Chemex (Vancouver, Canada) is also conducted to confirm reliability of assay data. The data is verified on an ongoing basis by Crew's Qualified Person and independent resource consultants RSG Global of Australia.

Data, of a scientific or technical nature, regarding mineral reserves and mineral resources of Crew Gold Corporation and its subsidiaries included in this document has been verified by Mr. Andrew Pardey, the Chief Geologist. Mr. Pardey is a "qualified person" within the meaning of Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects. Mr. Pardey is not "independent" of Crew Gold Corporation within the meaning of NI 43-101 as he is an employee and holds securities of the Company. All exploration work of the Company is conducted under the supervision of Mr. Pardey.


Sonoukono Pit
Siguirinko River (upper)
Kankarta Pit
Tambico Pit
CIP Plant
Tailings Dam
Fayalala Pit
Lero
Camp de Base
Pharmacie
Fayalala East
Lero Karta Pit
Banko Pit
Conveyor
Lero South
Lero Karta Crusher
Camp Fayalala
Folokadi Pit
Bas Vie
Air Strip
Karta River (lower)
Siguirinko River (lower)
0km
1km

Jan A. Vestrum
President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.